Exhibit 99.1
PRESS RELEASE
HYDROGENICS FILES UNIVERSAL SHELF PROSPECTUS
Mississauga, Ontario, September 16, 2008 — Hydrogenics Corporation (NASDAQ: HYGS; TSX: HYG), a leading developer and manufacturer of hydrogen and fuel cell products, announced today that it has filed a preliminary short form base shelf prospectus with certain Canadian securities regulatory authorities, and a corresponding registration statement on Form F-10 with the U.S. Securities and Exchange Commission pursuant to the multijurisdictional disclosure system. These filings will allow Hydrogenics to add flexibility in the future and offer, from time to time, over a 25-month period up to US$50,000,000 of debt, equity or other securities. Except as otherwise may be disclosed in a prospectus supplement relating to a particular offering, Hydrogenics currently intends to use the net proceeds received to fund current operations and potential future growth opportunities. Should Hydrogenics, offer any securities, it will make a prospectus supplement available that will include the specific terms of the securities being offered.
Hydrogenics is not required to offer or sell all or any portion of the securities in the future and will only do so if market conditions warrant.
A receipt for the final short form base shelf prospectus has not yet been obtained from the Canadian securities regulatory authorities and the shelf registration statement has not become effective. Prior to the time a receipt is issued by the Canadian securities regulatory authorities for the final short form base shelf prospectus and the shelf registration statement becomes effective, no securities may be sold, nor may offers to buy be accepted, pursuant to these documents.
This press release does not constitute an offer to sell or the solicitation of an offer to buy any securities in any jurisdiction.
ABOUT HYDROGENICS
Hydrogenics Corporation (www.hydrogenics.com) is a globally recognized developer and provider of hydrogen generation and fuel cell products and services, serving the growing industrial and clean energy markets of today and tomorrow. Based in Mississauga, Ontario, Canada, Hydrogenics has operations in North America and Europe.
This release contains forward-looking statements about our achievements, future results, goals, levels of activity, performance, and other future events. We believe the expectations reflected in our forward-looking statements are reasonable, although we cannot guarantee achievements, future results, levels of activity, performance, or other future events. These statements are based on management’s current expectations and actual results may differ from these forward-looking statements due to numerous factors, including risks related to our ability to raise additional capital, liquidity, revenue growth, operating results, industry, technology and products. Readers should not place undue reliance on Hydrogenics’ forward-looking statements. Readers are encouraged to review the section captioned “Risk Factors” in Hydrogenics’ regulatory filings with the Canadian securities regulatory authorities and the United States Securities and Exchange Commission for a more complete discussion of factors that could affect Hydrogenics’ future performance. Furthermore, the forward-looking statements contained herein are made as of the date of this release, and Hydrogenics undertakes no obligations to revise or update any forward-looking statements in order to reflect events or circumstances that may arise after the date of this release, unless otherwise required by law. The forward-looking statements contained in this release are expressly qualified by this cautionary statement.
For Further Information Please Contact
Hydrogenics Corporation
Lawrence E. Davis, Chief Financial Officer
Phone: (905) 361-3633
Website: www.hydrogenics.com
Email: ldavis@hydrogenics.com